ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 www.orbitalcorp.com.au
FOR IMMEDIATE RELEASE: 28 FEBRUARY 2014	ASX Code: OEC

ORBITAL HALF YEAR RESULTS

PERTH, AUSTRALIA:  27 February 2014 - Orbital Corporation Limited today reports results for the half year ended 31 December 2013.

Key Features of the Half Year

“I am pleased that the group would have significantly exceeded our profit target for the period, if not for the impairment of the AAI receivable.” commented Managing Director and CEO, Terry Stinson.

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Net loss after tax of $0.530 million compared to a profit of $0.147 million last year. Result impacted by $1.625 million impairment of trade receivables.

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Consolidated revenue down $1.673 million to $11.285 million.

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Synerject increased revenue to US$73.379 million (+4%) and profit after tax to US$5.648 million (+4%)

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Consulting services revenue increased by $0.941 million (+156%) compared to last year.

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Successful completion of the design phase of the design, development and validation program for the next generation Small Unmanned Aerial Surveillance (SUAS) propulsion system that was announced on 31 July 2013.  (An update on the progress of this program is contained in a separate release today.)

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Net cash used in operations was $1.711 million, which was impacted by the non-collection of $1.625 million of overdue invoices.

“The plan is for the Systems Sales business stream to continue to grow and augment Orbital’s traditional engineering consulting services revenue stream.  Orbital will continue to maintain a strong core of technical capability and over time the primary focus of these resources will be focused on the development of new products like our UAS engine systems”, added Mr Stinson.

REVIEW AND RESULTS OF OPERATIONS

The total statutory revenue and loss after tax for the half year period ended 31 December 2013 was $11,285,000 and $530,000 respectively (2012: total revenue $12,958,000 and profit after tax of $147,000) as shown below:

Financial Overview(1)

			Dec 2013	Dec 2012
			$'000	$'000

System Sales		Revenue	9,067	11,790
		Segment result	(909)	1,289
Consulting Services		Revenue	1,543	602
		Segment result	363	(73)
Royalties and Licences		Revenue	582	452
		Segment result	363	243

Total		Revenue	11,192	12,844
		Segment result	(183)	1,459

Synerject	Dec 2013	Dec 2012
	US$'000	US$'000
Revenue (100%)	73,379	70,290

Equity accounted profit			2,126	2,247

Other income			182	182
Foreign exchange gain			212	54
Finance costs (net)			(268)	(362)
Research and development			(733)	(687)
Other expenses			(2,214)	(2,727)

(Loss)/Profit before tax			(878)	166
Taxation			348	(19)
(Loss)/Profit after tax			(530)	147

(1)

The Financial Overview includes non-IFRS information that has not been reviewed by the external auditors.  This information is presented to assist in making appropriate comparisons with prior periods and to assess the operating performance of the business.

Detailed comments on Orbital’s four business streams are as follows:

System Sales
	Dec 2013	Dec 2012
	$'000	$'000

Revenue	9,067	11,790
Segment Result	(909)	1,289

Revenues for the half year were $9,067,000 a 23% decrease on the corresponding period last year.  As noted in the Annual Report 30 June 2013, revenues were expected to be significantly lower as Orbital moved from being a supplier of complete engines to a supplier of engine management systems, fuel system components and spare parts.

The segment result for the period was impacted by the impairment of overdue AAI invoices totalling $1,625,000.  Orbital believes that it has fulfilled its contractual obligations, however the customer is contesting aspects of Orbital’s performance and has withheld payment pending further discussions to resolve a number of open items.  The Company is exploring various alternatives to recover the overdue invoices, the outcome of which is uncertain at the date of this report.

As announced in July 2013 Orbital was awarded a contract for the development of a production engine for a small unmanned aerial system (SUAS) worth up to $4,500,000.  Orbital has passed the design phase of the design, development and validation program.  As a result of the passing of this significant gateway, Orbital has commenced the production of prototype hardware to support ground based testing and ultimately flight testing of the new SUAS propulsion system.

Both Orbital Autogas Systems (OAS) and Sprint Gas Australia (SGA) managed to increase their market share in a declining market and together achieved a 14% increase in revenue over the comparative period.

OAS developed and is the supplier to Ford Australia of Liquid LPG systems for the Ford EcoLPi Falcon range of passenger cars and utilities.  The Ford EcoLPi Falcon offers performance of a big family car with fuel running cost better than many mid/small sized cars.

SGA is a major nationwide distributor of LPG systems for the aftermarket.  SGA offers a wide range of systems from the older generation “vapouriser” systems through to sequential injection systems and the Orbital Liquid LPG systems.

Despite the very subdued LPG systems market at present, both OAS and SGA are managing their business to the market demand, and in general, increasing market share.

Synerject
	Dec 2013	Dec 2012
	US$'000	US$'000
Synerject (100%)
Revenue	73,379	70,290
Profit after tax	6,487	5,550
Operating cash flow including capex	6,406	1,459

	A$'000	A$'000
Equity Accounted Contribution	2,126	2,247

Synerject, Orbital’s 30:70% (2012: 42:58%) Joint Venture Partnership with Continental AG, is a key supplier of engine management systems to the non-automotive market.  Original Equipment products using Synerject’s engine management systems range from high performance motorcycle/recreational vehicles to high volume scooter and small engine applications.

Synerject reported a 4% increase in revenue compared to the same period last year with increased sales in its recreation, marine, low-end 2 wheeler and utility segments.

Favourable customer pricing, higher volumes, favourable product sales mix and tight cost control has resulted in a record half year profit after tax of US$6,487,000 for Synerject an improvement of 4% over the previous corresponding period.

Synerject generated US$6,406,000 positive cash flow and paid dividends to shareholders (Orbital share A$615,000).  At 31 December 2013, Synerject held cash of US$11,777,000 and had no borrowings (June 2013: net cash of US$7,138,000).

Consulting Services
	Dec 2013	Dec 2012
	$'000	$'000

Revenue	1,543	602
Segment Result	363	(73)

Orbital Consulting Services (OCS) provides engineering consulting services in engine design, research and development for advanced combustion systems, fuel and engine management systems, along with engine and vehicle testing and certification.  Orbital provides fuel economy and emission solutions to a wide variety of engine and vehicle applications, from 150 tonne trucks through to small industrial engines.

OCS revenue for the half year was $1,543,000 an increase of $941,000 (156%) compared to last year.  During the period the OCS business achieved a significant improvement in the utilisation of its testing facilities.

In addition to providing fee for service consulting work for customers, Orbital’s engineering group provide key services across the Orbital group supporting existing products and development of new products, along with research and development aligned with Orbital’s strategic growth strategies.  The focus will continue to shift from consulting to development of products.  Consulting Services however will continue to be a segment that generates new opportunities and new customers.

At 31 January 2014, the OCS order book stood at $580,000 (30 June 2013 $1,097,000).  The OCS order book does not include the SUAS design, development and validation program ($3,100,000) at 31 January 2014 (30 June 2013 $nil) that is being conducted within the Systems Sales segment.  The team has been working to secure several key contracts, which have the potential to deliver on our strategic plans.

Royalties and Licences
	Dec 2013	Dec 2012
	$'000	$'000

Revenue	582	452
Segment Result	363	243

Orbital earns royalties from product using its FlexDITM systems and technology.  The royalty bearing products today are in the marine, SUAS and the scooter/motorcycle markets.

FlexDITM product volumes in the marine market improved compared to the same period last year.  This improvement in volumes delivered a 4% increase in revenue for the half year. Royalties from SUAS were recorded for the first time during the reporting period.

Other

Other income increased by $195,000 primarily due to net foreign exchange gains on the translation of trade receivables ($158,000) during the reporting period.

Cash Flow
	Dec 2013	Dec 2012
	$'000	$'000

Operating cash flow	(2,326)	(1,511)
Synerject dividend	615	445
	(1,711)	(1,066)
Other capital expenditure and development costs	(96)	(186)
Repayment of borrowings	(10)	(9)
Movement in cash/term deposits	(1,817)	(1,261)

Net cash used in operations (including the Synerject dividend of $615,000) was $1,711,000 (2012:$1,066,000). This included an increase in working capital of $1,456,000 due primarily to the increase (non-collection) in receivables of $1,625,000.  The net cash used in operations, including the Synerject dividend, but before working capital movements was $870,000 (2011: $420,000).

At 31 December 2013 Orbital had cash and short term deposits of $5,790,000.

Outlook

Revenue from SUAS will be impacted in the second half as a result of AAI’s non-payment of overdue invoices and, unless a satisfactory resolution can be achieved, revenue from AAI and its associates will be nil in the future.

It is anticipated that the alternative fuels businesses will see little revenue growth in the 2nd half as both Ford production and the LPG aftermarket continues to be subdued and well below historical levels.

Synerject is targeting further growth in the future however due to the timing of customer build schedules it will likely result in a reduced equity accounted contribution from Synerject in the second half.

The SUAS design, development and validation program will continue to be a focus of the Group as it moves from the design phase into ground based testing and ultimately flight testing of the next generation SUAS propulsion system.

The Group continues to deliver on the strategy of migrating the business from predominantly engineering consulting to systems sales.  Future growth is projected for the UAV propulsion sector with expansion planned in the US over the coming years.  The alternative fuels strategy is progressing, especially in the advanced natural gas systems area, while in parallel the LPG systems businesses continue to grow market share.  The UCAL-Orbital Joint Venture in India is planned to be consummated within the calendar year providing future growth opportunities in this rapidly expanding market.  Synerject is expected to continue its solid growth and provide a steady stream of dividends.  A number of new products are under development and management continues to focus on improving efficiency and further reducing the cost of operations.  The Group is targeting profits for the full year.

ENDS

CONTACTS	Mr. Terry Stinson Chief Executive Officer Mr. Ian Veitch Chief Financial Officer Tel: +61 8 9441 2311	Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC).

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, which could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.